   Elan Corporation, plc

 Treasury Building, Lower Grand Canal Street,
 Dublin 2, Ireland

 T (+353 1) 709 4000

If replying by fax, reply to (+353 1) 709 4700

Mr Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N.E. Washington DC 20549-6010 USA
24 August 2006

Re:    Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 30, 2006
File No. 1-13896

Dear Mr Rosenberg

We set forth below our responses to the Staff’s comment letter, dated August 10, 2006, containing comments with respect to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Annual Report on Form 20-F”). The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter. For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

1. Note 2. Significant Accounting Policies

Revenue, page 98

With regards to your accounting for milestone payments, provide us your accounting analysis for recognizing revenue based on the percentage-of-completion method that recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract based on the percentage of costs incurred to date compared to the total costs expected under the contract. Refer to the accounting literature you are relying upon for your accounting treatment. Please note that we do not believe that SOP 81-1 is applicable as it relates to accounting for performance of construction/production contracts. Please refer to Current Accounting Disclosure Issues Outline updated December 1, 2005 at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

Elan’s Response:

Staff Accounting Bulletin, Topic 13: Revenue Recognition (“Topic 13”) specifies the following in relation to non-refundable up-front fees received under supply or service transactions (initially implemented via Staff Accounting Bulletin No. 101 and carried forward unchanged into Staff Accounting Bulletin No. 104):

“Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services. In the examples above, the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.”

The following clarifying footnote to the final sentence above is also provided in Topic 13:

“A systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.”

Accordingly Topic 13 requires the deferral and systematic recognition of up-front fees received under supply or service transactions involving future products or services, where those on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Topic 13 further requires that such systematic recognition should be on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed. However, Topic 13 provides no further examples, guidance or requirements on how the pattern should be estimated.

As described on page 99 of Elan’s 2005 20-F, our policy on the recognition of milestone payments is to apply the substantive milestone method, unless the facts and circumstances indicate that this method is not appropriate for any particular contract, in which case we apply the percentage-of-completion method. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Accordingly, the percentage-of-completion method is only applied by us if our default method, the substantive milestone method, is not appropriate for any particular contract based on the facts and circumstances. In fact, only two contracts have been accounted for using the percentage-of-completion method, both of which were entered into in 2000. These particular contracts involve the use of Elan’s research and development capability to co-develop novel therapeutic treatments for specified indications. They involve the receipt by Elan of substantial upfront fees together with ongoing milestone payments. The amounts received are not refundable and Elan’s obligation under contract is to perform research and development on a best endeavours basis. The contracts do not specify the time over which the research and development should be completed.

The contracts were entered into by Elan at the time it adopted SAB 101. As a result the up front fees were deferred. Elan considered the manner in which these fees should be accounted for in subsequent years. This included the straight line method and other methods based on recognising progress towards completion utilising cost to cost or labour hours. Elan determined that the straight line method would not be appropriate for these contracts as it would not reflect the pattern of effort and value delivery to the customer since this would vary at different stages of the research and development efforts. Elan therefore adopted the cost to cost performance method to recognise revenue as it best reflected the economics of the research and development arrangements and because it was an acceptable method under SAB 101 as the contract obligations are not fulfilled on a straight line basis.

As described above, in applying the percentage-of-completion model we use a percentage of costs approach. This compares the percentage of costs incurred to date to the total costs expected under the contract. That percentage is then applied to the total amount of milestones receivable under the contract to determine the cumulative performance to be recognized through that date, subject to a cap equal to the amount actually received to date under the contract. Accordingly, in no circumstance will the performance method result in the cumulative recognition of an amount greater than the milestones actually received to date under the contract. Changes in cost estimate are recognised prospectively in accordance with APB Opinion 20 - “ Accounting Changes”.

The amounts recognized by Elan as revenue under this method over the last five years are as follows:

2001: $17.1 million
2002: $4.7 million
2003: $5.4 million
2004: $12.0 million
2005: $10.7 million

We believe a cost-to-cost approach is and continues to be the best measure of the pattern of obligation fulfilment for these particular contracts. These contracts relate to the obligation to perform future research and development activities, where such activities are measured based not on a linear basis such as time, but on delivery of development activities such as conducting Phase 1, Phase 2 or Phase 3 clinical trials, or the preparatory work involved in submitting an application for regulatory approval for a new pharmaceutical product. We believe that the fulfilment of these future obligations is best measured using a cost-to-cost approach since that approach most accurately measures the degree of effort exerted by us and value delivered to the customer through each phase of the development process. Thus for these contracts we believe that the cost-to-cost approach is the best surrogate for the output measure of value delivered to the customer.

Our accounting policy for milestone payments and related 20-F disclosures are consistent with those discussed in previous correspondence with the Staff in 2001 related to Elan’s Form 20-F for the year ended December 31, 2000, including in relation to the use of the cost-to-cost application of the performance method where appropriate. Please see extracts from that prior correspondence with the Staff attached as an appendix to this letter.

2. Note 20. Discontinued Operations, Sales of Businesses and Held for Sale Assets, page 123

With regard to the payment received by Eisai, please tell us why it is appropriate to recognize the $85 million contingent consideration received prior to the contingency being met. Tell us when the “genericization” of Zonegran occurred.

Elan’s Response:

The $110.0 million contingent consideration related to Zonegran consisted of a series of milestone payments due to Elan provided no generic equivalents to Zonegran had been approved by the FDA by each specified milestone date. None of the $85.0 million of contingent consideration recognized was recognized prior to the related contingency being met. Genericization of Zonegran occurred in December 2005, and as a consequence the final contingent milestone of $25.0 million due January 1, 2006 was not met, and accordingly has not been recognized by Elan.

We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in our 2005 Annual Report on Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments. However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan’s group controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely

/s/ Shane Cooke

Shane Cooke
Executive Vice President and
Chief Financial Officer

elan corporation, plc,

                                    Lincoln House, Lincoln Place, Dublin 2, Ireland
                                    Telephone (+353 1) 709 4000
                                    Fax (+353 1) 662 4959

Mr. Todd E. Hardiman
Associate Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
United States                                                 September 6, 2001

Re: Elan Corporation plc
Form 20-F for year ended December 31, 2000

Dear Mr. Hardiman

Please find below Elan’s responses to your letter dated August 28, 2001. Items 1, 2, 3, 5 and 6 respond to your corresponding queries on the US GAAP reconciliation/Additional US Information section of our annual report and item 4 responds to your query on our Irish GAAP Financial Statements.

Please contact me at 011-353-1709-4000 or David Brabazon at 011-353-1709-4129 if you have any queries in relation to this letter.

Yours sincerely

/s/ Thomas G. Lynch

Thomas G. Lynch
Executive vice chairman

Comment 4. Revenue Recognition - Adoption of SAB 101

Elan adopted SAB 101 in the year ended 31 December 2000.  SAB 101 applies to revenue recognition, including up-front fees and milestone payments.

Elan recognises milestone payments when earned and non-refundable, and when Elan has no future legal obligation pursuant to the milestone payment.

Elan’s standard accounting policy for milestones under US GAAP is to apply the substantive milestone method of accounting. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognised as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. Substantive effort may be demonstrated by factors including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement, and the costs and staffing to achieve the milestone.

This requires an examination of the facts and circumstances of each contract. The substantive milestone method will not be applied if the economic basis for the milestones is other than for substantive effort. It is expected that the substantive milestone method will be appropriate for most contracts.

If Elan determines that the substantive milestone method is not appropriate, Elan will apply the performance method under US GAAP. This method recognises as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract. This is subject to the milestone being earned, non-refundable and not subject to future legal obligation.

Elan proposes that the additional disclosure set out below be incorporated into its Annual Report on Form 20-F for the year ended December 31, 2001 (blacklined to text on page 109 of its Form 20-F for the year ended December 31, 2000).

Following the adoption of SAB 101, Elan defers and amortises up-front licence fees to the income statement over the ‘performance period’. The performance period is the period over which Elan expects to provide services to the licencee. It is determined by the provisions of, and by the facts and circumstances of the relevant contract. Generally, milestone payments have been treated similarly under both Irish and US GAAP. They have been recognised when earned and non-refundable, and when Elan has no future legal obligation pursuant to the milestone payment.  However, the actual accounting for milestones depends on the facts and circumstances of each contract. ~~In certain cases milestones may be deferred and amortised under US GAAP, whilst under Irish GAAP immediate recognition may be appropriate.~~

Elan applies the substantive milestone method in accounting for milestone payments under US GAAP. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognised as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by factors including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement, and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If Elan determines the substantive milestone method is not appropriate, Elan will apply the performance method to the relevant contract under US GAAP. This method recognises as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract. This is subject to the milestone being earned, non-refundable and not subject to future legal obligation.